Exhibit 99.1

Press Release

For immediate release

CBL INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liabilities)

(NASDAQ: BANL)

CBL International Limited Granted Additional 180-Day Extension by Nasdaq to Regain Compliance with Minimum Bid Price Requirement

KUALA LUMPUR, February 11, 2026 — CBL International Limited (Nasdaq: BANL) (the “Company”), the listed vehicle of Banle Group (“Banle” or the “Group”), an Asia-Pacific based marine fuel facilitator, today announced that it has received notification from The Nasdaq Stock Market LLC (“Nasdaq”) granting the Company an additional 180 calendar days, or until August 10, 2026, to regain compliance with Nasdaq’s minimum $1.00 per share bid price requirement for continued listing under Nasdaq Listing Rule 5550(a)(2).

As previously disclosed, on August 12, 2025, the Company received written notice from Nasdaq that its ordinary shares had traded below the minimum $1.00 bid price for 30 consecutive business days. The Company was initially provided 180 calendar days, until February 9, 2026, to regain compliance. Following the Company’s request for an extension, Nasdaq has granted the additional compliance period based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable Nasdaq listing standards (other than the bid price requirement), as well as the Company’s commitment to cure the deficiency, which may include a reverse stock split if necessary.

To regain compliance, the closing bid price of the Company’s ordinary shares must be at least $1.00 per share for a minimum of ten consecutive business days during the extended period. Nasdaq may, in its discretion, require a longer sustained period (generally no more than 20 consecutive business days) before confirming compliance. If compliance cannot be demonstrated by August 10, 2026, Nasdaq staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal the Nasdaq staff’s determination to a Nasdaq Hearings Panel.

Our management team and board remain fully committed to regaining compliance and are focused on executing our growth strategy in marine fuel logistics and sustainable alternative fuels. We will continue to monitor our share price and evaluate all available options to achieve compliance in a manner that serves the best interests of our shareholders.

About the Banle Group

CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistics company based in the Asia Pacific region that was established in 2015. We are committed to providing customers with a one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry. We facilitate vessel refueling mainly through local physical suppliers in 65 major ports covering Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Panama, the Philippines, Singapore, Taiwan, Thailand, Turkey and Vietnam. The Group actively promotes the use of sustainable fuels and has been awarded the ISCC EU and ISCC Plus certifications, as well as EcoVadis Silver Medal.

For more information about our Company, please visit our website at: https://www.banle-intl.com.

Forward-Looking Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, fuel prices and tariffs, market, financial, political and legal conditions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com